

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Purnanand D. Sarma, Ph.D.
President and Chief Executive Officer
Immunome, Inc.
665 Stockton Drive, Suite 300
Exton, PA 19341

> **Re: Immunome, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 11, 2021**
> **File No. 333-256018**

Dear Dr. Sarma:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Selling Stockholders, page 6

1. We note the statement on the cover page of the prospectus that selling stockholders will be named in the prospectus or in supplements to the prospectus. Please note that since you are not eligible to rely on Rule 430B of Regulation C, you must file a post-effective amendment to add selling stockholders to the registration statement. Please revise your disclosure as appropriate and include the amount of securities registered on behalf of each selling shareholder. For guidance, please refer to Rule 430B and Regulation S-K CD&I 140.03.

Incorporation of Certain Documents by Reference, page 14

2.   Please update the documents incorporated by reference to include the quarterly report on Form 10-Q for the quarter ended March 31, 2021.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel A. Bagliebter, Esq.